Amendment No. 2 to Schedule 13D

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)*


                 BOISE CASCADE OFFICE PRODUCTS CORPORATION
                ___________________________________________
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                ___________________________________________
                       (Title of Class of Securities)

                                097403-10-9
                ___________________________________________
                               (CUSIP Number)

                              John W. Holleran
        Senior Vice President, Human Resources, and General Counsel
                         Boise Cascade Corporation
                                P.O. Box 50
                           Boise, ID 83728-0001
                               208/384-6161
                ___________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 3, 1999
                ___________________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [___]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 097403-10-9

1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          BOISE CASCADE CORPORATION
          (I.R.S. EMPLOYER IDENTIFICATION NO.:  82-0100960)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [___]
          (b)  [___]
               NOT APPLICABLE

3.   SEC Use Only


4.   Source of Funds (See Instructions)

          WC and/or BK

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [___]

          NOT APPLICABLE

6.   Citizenship or Place of Organization

          STATE OF DELAWARE, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

     7.   Sole Voting Power:         53,398,724

     8.   Shared Voting Power:       -0-

     9.   Sole Dispositive Power:    53,398,724

     10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          53,398,724

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [___]

          NOT APPLICABLE

13.  Percent of Class Represented by Amount in Row (11)

          81.1528%

14.  Type of Reporting Person (See Instructions)

          CO
Item 1.   Security and Issuer

          The class of securities to which this statement relates is the common stock, par value $.01 per share, of Boise Cascade Office Products Corporation ("BCOP"), whose address is 800 West Bryn Mawr Avenue, Itasca, Illinois 60143.

Item 2.   Identity and Background

          This statement is being filed on behalf of Boise Cascade Corporation ("BCC"), a Delaware corporation, whose principal office is located at 1111 West Jefferson Street, Boise, Idaho 83702.

          BCC, headquartered in Boise, Idaho, is a major distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products. The company also owns and manages over 2 million acres of timberland in the United States.

          BCC has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Anne L. Armstrong, a USA citizen, is a director of BCC. Her address is P.O. Box 1358, Kingsville, Texas 78363. Mrs. Armstrong has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Philip J. Carroll, a USA citizen, is a director of BCC. He is the chairman of the board and chief executive officer of Fluor Corporation, a global engineering, construction, maintenance, and diversified services company. Fluor's address is 3353 Michelson Drive, Irvine, California 92698. Mr. Carroll has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Rakesh Gangwal, a USA citizen, is a director of BCC. He is the president and chief executive officer of US Airways Group, Inc., the parent corporation for US Airways' mainline jet and express divisions as well as several related companies, all in the air transportation industry. US Airways Group's address is 2345 Crystal Drive, Arlington, Virginia 22227. Mr. Gangwal is also the president and chief executive officer of US Airways, Inc., the main operating arm of US Airways Group. He has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Edward E. Hagenlocker, a USA citizen, is a director of BCC. His address is 1400 North Woodward Avenue, Suite 165, Bloomfield, Michigan 48304. Mr. Hagenlocker has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Robert K. Jaedicke, a USA citizen, is a director of BCC. He is professor (emeritus) of accounting at the Stanford University Business School located in Stanford, California 94305. Mr. Jaedicke has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Donald S. Macdonald, a Canadian citizen, is a director of BCC.
He is of counsel in the Toronto law firm of McCarthy Tetrault located at Suite 4700, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1E6, Canada. Mr. Macdonald has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Gary G. Michael, a USA citizen, is a director of BCC. He is the chairman of the board and chief executive officer of Albertson's, Inc., a retail food and drug company. Albertson's address is P.O. Box 20, Boise, Idaho 83726. Mr. Michael has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Paul J. Phoenix, a Canadian citizen, is a director of BCC. His address is 218 Northshore Blvd., West, Burlington, Ontario, L7T 1A4, Canada. Mr. Phoenix has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A. William Reynolds, a USA citizen, is a director of BCC. He is the chief executive of Old Mill Group, a private investment firm. Old Mill Group's address is 1696 Georgetown Rd., Unit E, Hudson, Ohio 44236.
Mr. Reynolds has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Francesca Ruiz de Luzuriaga, a USA citizen, is a director of BCC. She is the chief operating officer of Mattel Interactive, a business unit of Mattel, Inc., one of the major toy manufacturers in the world. Mattel's address is 333 Continental Blvd., El Segundo, California 90245. Ms. Ruiz de Luzuriaga has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Jane E. Shaw, a USA citizen, is a director of BCC. She is the chairman of the board and chief executive officer of AeroGen, Inc., a private company specializing in the development of pulmonary drug delivery systems. AeroGen's address is 1310 Orleans Drive, Sunnyvale, California 94089. Ms. Shaw has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Frank A. Shrontz, a USA citizen, is a director of BCC. He is chairman emeritus of The Boeing Company, an aerospace company. Boeing's address is 7755 East Marginal Way, South, Seattle, Washington 98108. Mr. Shrontz has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Ward W. Woods, Jr., a USA citizen, is a director of BCC. He is the president and chief executive officer of Bessemer Securities, LLC, a privately held investment company. Bessemer Securities' address is 630 Fifth Avenue, 39th Floor, New York, New York 10111. Mr. Woods has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          George J. Harad, a USA citizen, is the chairman and chief executive officer of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Harad has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          John C. Bender, a USA citizen, is the senior vice president, building products, of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Bender has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Theodore Crumley, a USA citizen, is the senior vice president and chief financial officer of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Crumley has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A. Ben Groce, a USA citizen, is the senior vice president, manufacturing, paper division, of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Groce has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          John W. Holleran, a USA citizen, is the senior vice president, human resources, and general counsel of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Holleran has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Christopher C. Milliken, a USA citizen, is a senior vice president of BCC and the president and chief executive officer of BCOP.
His address is Boise Cascade Office Products Corporation, 800 West Bryn Mawr Avenue, Itasca, Illinois 60143. Mr. Milliken has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          N. David Spence, a USA citizen, is the senior vice president and general manager, paper division, of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Spence has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A. James Balkins III, a USA citizen, is a vice president of BCC and the senior vice president, chief financial officer, and treasurer of BCOP. His address is Boise Cascade Office Products Corporation, 800 West Bryn Mawr Avenue, Itasca, Illinois 60143. Mr. Balkins has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Stanley R. Bell, a USA citizen, is the vice president and general manager, building materials distribution division, of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Bell has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Charles D. Blencke, a USA citizen, is the vice president, Louisiana operations, paper division, of BCC. His address is Boise Cascade Corporation, P.O. Box 1060, DeRidder, Louisiana 70634-1060. Mr. Blencke has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Thomas E. Carlile, a USA citizen, is the vice president and controller of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Carlile has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Graham L. Covington, a USA citizen, is the vice president, marketing and sales, paper division, of BCC. His address is Boise Cascade Corporation, 1800 SW First Avenue, Suite 300, Portland, Oregon 97201-5324. Mr. Covington has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Karen E. Gowland, a USA citizen, is the vice president, associate general counsel, and corporate secretary of BCC. Her address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702.
Ms. Gowland has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Vincent T. Hannity, a USA citizen, is the vice president, corporate communications and investor relations, of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Hannity has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Guy G. Hurlbutt, a USA citizen, is the vice president, public policy and environment, of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Hurlbutt has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Irving Littman, a USA citizen, is the vice president and treasurer of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. Littman has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Jeffrey G. Lowe, a USA citizen, is the vice president, Minnesota operations, paper division, of BCC. His address is Boise Cascade Corporation, International Falls, Minnesota 56649. Mr. Lowe has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Richard W. Merson, a USA citizen, is the vice president, Alabama operations, paper division, of BCC. His address is Boise Cascade Corporation, 307 West Industrial Road, Jackson, Alabama 36545-3499.
Mr. Merson has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Carol B. Moerdyk, a USA citizen, is a vice president of BCC and the senior vice president, North American and Australian contract operations, of BCOP. Her address is Boise Cascade Office Products Corporation, 800 West Bryn Mawr Avenue, Itasca, Illinois 60143.
Ms. Moerdyk has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          David A. New, a USA citizen, is the vice president, timberland resources, of BCC. His address is Boise Cascade Corporation, 1111 West Jefferson Street, Boise, Idaho 83702. Mr. New has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          BCC purchased the shares of stock additive to those previously reported in the Schedule 13D prior to this amendment at various times and various prices with working capital. If BCC were to purchase BCOP's remaining outstanding shares at a price of $13.25 per share pursuant to the proposal described in Item 4 below, the total purchase price would be approximately $164.32 million. BCC plans to finance the purchase price with working capital, including available cash or borrowing under a Revolving Credit Agreement dated as of March 11, 1997, as amended September 25, 1997, Bank of America NT&SA as agent.

Item 4.   Purpose of Transaction

          By letter dated December 3, 1999, to George J. Harad, BCC's chairman of the board and chief executive officer, a copy of which is filed as Exhibit 1 to this Amendment No. 2, BCOP's Committee of Independent Directors reported that, in its view, BCC's proposal to purchase all of the shares of BCOP not owned by BCC for a price of $13.25, as reflected in a letter to the Committee on November 30, 1999, is not in the best interest of BCOP's public shareholders. The Committee indicated that it will not recommend that the BCOP board or shareholders accept such proposal.

          BCC is currently considering all of the alternatives available to it. These alternatives may include withdrawing the current proposal to purchase all of the outstanding public shares; acquiring all of the outstanding shares of BCOP through a merger, tender offer, or otherwise; or such other actions as BCC may deem appropriate. BCC may also engage in discussions with BCOP's Committee of Independent Directors and its advisors with respect to the alternatives considered. BCC intends to review its investment in BCOP on a continuing basis and, depending on various factors, including BCOP's business and financial position, conditions in the securities markets, general economic conditions, and the relative attractiveness of alternative business and investment opportunities, may take actions with respect to its investment in BCOP as it deems appropriate in light of the circumstances from time to time.

Item 5.   Interest in Securities of the Issuer

          As of November 1, 1999, BCC owned 53,398,724 shares of BCOP's common stock or 81.1528% of the 65,800,212 shares of common stock outstanding. BCC has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, BCC did not acquire any other shares of BCOP stock. (d-e)are not applicable to BCC.

          As of November 1, 1999, Anne L. Armstrong owned 4,000 shares of BCOP's common stock or less than 1% of the 65,800,212 shares of common stock outstanding. She has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mrs. Armstrong did not acquire any other shares of BCOP stock. (d-e)are not applicable to her.

          As of November 1, 1999, Philip J. Carroll did not own any shares of BCOP's common stock.

          As of November 1, 1999, Rakesh Gangwal did not own any shares of BCOP's common stock.

          As of November 1, 1999, Edward E. Hagenlocker did not own any shares of BCOP's common stock.

          As of November 1, 1999, Robert K. Jaedicke did not own any shares of BCOP's common stock.

          As of November 1, 1999, Donald S. Macdonald did not own any shares of BCOP's common stock.

          As of November 1, 1999, Gary G. Michael did not own any shares of BCOP's common stock.

          As of November 1, 1999, Paul J. Phoenix did not own any shares of BCOP's common stock.

          As of November 1, 1999, A. William Reynolds held 23,000 shares of BCOP's common stock under option. He owns 20,000 shares of BCOP's common stock or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Reynolds did not acquire any other shares of BCOP stock. (d-e)are not applicable to him.

          As of November 1, 1999, Francesca Ruiz de Luzuriaga did not own any shares of BCOP's common stock.

          As of November 1, 1999, Jane E. Shaw owned 5,000 shares of BCOP's common stock or less than 1% of the 65,800,212 shares of common stock outstanding. She has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mrs. Shaw did not acquire any other shares of BCOP stock. (d-e)are not applicable to her.

          As of November 1, 1999, Frank A. Shrontz did not own any shares of BCOP's common stock.

          As of November 1, 1999, Ward W. Woods, Jr., did not own any shares of BCOP's common stock.

          As of November 1, 1999, George J. Harad owned 5,000 shares of BCOP's common stock or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Harad did not acquire any other shares of BCOP stock. (d-e)are not applicable to him.

          As of November 1, 1999, John C. Bender did not own any shares of BCOP's common stock.

          As of November 1, 1999, Theodore Crumley owned 1,000 shares of BCOP's common stock or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Crumley did not acquire any other shares of BCOP stock. (d-e)are not applicable to him.

          As of November 1, 1999, A. Ben Groce owned 25,894 shares of BCOP's common stock (through BCC's Savings and Supplemental Retirement Plan ("SSRP"), a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code) or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Groce did not acquire any other shares of BCOP stock, other than through his contributions to the SSRP. (d-e)are not applicable to him.

          As of November 1, 1999, John W. Holleran owned 907 shares of BCOP's common stock (through BCC's Savings and Supplemental Retirement Plan ("SSRP"), a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code) or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Holleran did not acquire any other shares of BCOP stock, other than through his contributions to the SSRP. (d-e)are not applicable to him.

          As of November 1, 1999, Christopher C. Milliken held 296,400 shares of BCOP's common stock under option. He owns 8,400 shares of BCOP's common stock and holds 14,152 shares through BCC's SSRP, or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Milliken did not acquire any other shares of BCOP stock, other than through his contributions to the SSRP. (d-e)are not applicable to him.

          As of November 1, 1999, N. David Spence did not own any shares of BCOP's common stock.

          As of November 1, 1999, A. James Balkins III held 81,000 shares of BCOP's common stock under option. He owns 200 shares of BCOP's common stock and holds 10,282 shares through BCC's SSRP, or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Balkins did not acquire any other shares of BCOP stock, other than through his contributions to the SSRP. (d-e)are not applicable to him.

          As of November 1, 1999, Stanley R. Bell did not own any shares of BCOP's common stock.

          As of November 1, 1999, Charles D. Blencke owned 2,165 shares of BCOP's common stock through BCC's SSRP or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Blencke did not acquire any other shares of BCOP stock, other than through his contributions to the SSRP. (d-e)are not applicable to him.

          As of November 1, 1999, Thomas E. Carlile owned 8,460 shares of BCOP's common stock through BCC's SSRP or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Carlile did not acquire any other shares of BCOP stock, other than through his contributions to the SSRP. (d-e)are not applicable to him.

          As of November 1, 1999, Graham L. Covington owned 2,927 shares of BCOP's common stock through BCC's SSRP or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Covington did not acquire any other shares of BCOP stock, other than through his contributions to the SSRP. (d-e)are not applicable to him.

          As of November 1, 1999, Karen E. Gowland did not own any shares of BCOP's common stock.

          As of November 1, 1999, Vincent T. Hannity owned 828 shares of BCOP's common stock through BCC's SSRP or less than 1% of the 65,800,212 shares of common stock outstanding. He has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Mr. Hannity did not acquire any other shares of BCOP stock, other than through his contributions to the SSRP. (d-e)are not applicable to him.

          As of November 1, 1999, Guy G. Hurlbutt did not own any shares of BCOP's common stock.

          As of November 1, 1999, Irving Littman did not own any shares of BCOP's common stock.

          As of November 1, 1999, Jeffrey G. Lowe did not own any shares of BCOP's common stock.

          As of November 1, 1999, Richard W. Merson did not own any shares of BCOP's common stock.

          As of November 1, 1999, Carol B. Moerdyk held 183,400 shares of BCOP's common stock under option. She owns 5,000 shares of BCOP's common stock and holds 4,386 shares through BCC's SSRP, or less than 1% of the 65,800,212 shares of common stock outstanding. She has the sole power to vote and dispose of such shares. During the 60 days prior to December 1, 1999, Ms. Moerdyk did not acquire any other shares of BCOP stock, other than through her contributions to the SSRP. (d-e)are not applicable to her.

          As of November 1, 1999, David A. New did not own any shares of BCOP's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.   Material to Be Filed as Exhibits

          Exhibit 1 Letter dated December 3, 1999, from James G. Connelly, III, chairman of the special Committee of Independent Directors, to George H. Harad


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

December 6, 1999
__________________
       Date

BOISE CASCADE CORPORATION

/s/ Karen E. Gowland
_________________________________
Karen E. Gowland, Vice President,
Associate General Counsel, and
Corporate Secretary